ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

February 10, 2026	Andrew Wilkins T +1 617 235 4144 Andrew.Wilkins@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:	Sterling Capital Funds Registration Statement on Form N-1A (File Numbers: 33-49098 and 811-06719)

Dear Ms. Dubey:

I am writing on behalf of Sterling Capital Funds (the “Trust”) to respond to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the Trust’s Post-Effective Amendment (“PEA”) No. 160 (the “485(a) Amendment”) to the above-referenced Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”), filed with the Commission on October 30, 2025, pursuant to Rule 485(a) under the Securities Act. The 485(a) Amendment was filed solely for the purpose of registering for public offer and sale under the Securities Act Institutional Class shares of the Guardian Capital Divided Growth Fund (the “Fund”).

On December 2, 2025, the Staff provided comments regarding the 485(a) Amendment by videoconference to Andrew Wilkins of Ropes & Gray LLP, counsel to the Trust. Summaries of the Staff’s comments and the Trust’s responses are set forth below. To the extent applicable, the responses below were reflected in PEA No. 197 (the “485(b) Amendment”) to the Trust’s Registration Statement under the Securities Act, which was filed with the Commission on EDGAR on February 10, 2026 with an effective date of February 11, 2026, pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Comments on the Fund’s Prospectus

1.	Comment. The Staff notes that Investment Company Risk is listed as a principal risk of the Fund. Accordingly, please add disclosure to the “Principal Strategy” section regarding investments in other investment companies. Alternatively, please consider removing Investment Company Risk as a principal risk.

Response. The Registrant confirms that it does not anticipate investing in other investment companies as part of its principal investment strategies. Accordingly, the Investment Company Risk disclosure has been removed as a principal risk and is now included as a non-principal risk.

2.	Comment. Please consider adding language to the Investment Company Risk disclosure regarding the multiple layers of expenses shareholders may incur.

Response. The Registrant respectfully notes that the current Investment Company Risk disclosure includes the following language: “As a shareholder in an investment company or pooled vehicle, the Fund, and indirectly, the Fund’s shareholders, would bear its ratable share of the investment company’s or pooled vehicle’s expenses, including advisory and administrative fees, and the Fund would at the same time continue to pay its own fees and expenses.” Accordingly, the Registrant believes that its current disclosure sufficiently addresses multiple layers of expenses shareholders may incur to the extent the Fund invests in other investment companies or pooled investment vehicles.

3.	Comment. The Staff notes that Focused Investment Risk is listed as a principal risk of the Fund. If the Fund will focus investments in any asset classes, countries, regions, sectors, industries or issuers as identified in Focused Investment Risk, please describe these investments in the “Principal Strategy” section.

Response. The Registrant notes that the “Principal Strategy” section discloses that the Fund will invest 80% of its net assets in equity securities of dividend growth companies and believes the principal investment strategies disclosure sufficiently addresses how the Fund will focus its investments.

4.	Comment. In the Fund’s MLP Risk disclosure, consider disclosing whether the Fund’s investment in MLPs create tax risk for Fund. For example, consider disclosing whether such investments could cause the Fund to fail to qualify as a Regulated Investment Company (“RIC”) under the Internal Revenue Code, and describe the potential consequences if the Fund were to lose its RIC status.

Response. The Registrant confirms that the requested disclosure has been added.

5.	Comment. The Staff notes that Bear Funds are disclosed as a principal investment for the Fund. Please consider disclosing corresponding risks of investing in Bear Funds, given that there are several enhanced risks to these types of funds.

Response. The Registrant confirms that the requested disclosure has been added.

6.	Comment. Please consider including the section titled “Additional Information About Consideration of ESG Factors” in either the “Principal Investments” section or “Non-Principal Investments” section depending on whether the Sub-Adviser’s use of environmental, social and governance (“ESG”) factors is a principal investment strategy. Alternatively, explain supplementally why this would not be appropriate.

Response. The Registrant confirms that the disclosure has been added to the “Additional Investment Strategies and Risks” section of the Fund’s Prospectus.

7.	Comment. Please consider disclosing the specific types of ESG factors that the Sub-Adviser considers in the section titled “Additional Information About Consideration of ESG Factors.”

Response. The Registrant confirms that disclosure has been added to reflect the fact that the Sub-Adviser considers each of the ESG factors, with no particular factor taking priority over the others.

8.	Comment. In the disclosure regarding the Board’s approval of the Fund’s advisory contract, please replace the reference to shareholder report with Form N-CSR.

Response. The Registrant confirms that the requested change has been made.

9.	Comment. In the section titled “IRA Withholding,” please consider whether Overnight Service and By Wire Transfer fees should be disclosed in the Fund’s fee table as Account Fees.

Response. The  Registrant confirms that the Overnight Service and By Wire Transfer fees are not charged to typical investors, but rather to a limited number of shareholders based on their particular circumstances. Accordingly, the Registrant believes that its current disclosure complies with Item 3 of Form N-1A and respectfully declines to make the requested change.

10.	Comment. In the section titled “Redemptions Within 15 Business Days of Investment,” please delete the reference to “ACH” as the Staff’s view is that the Fund can only delay payment of proceeds when investments are made by check, but not when investments are made by ACH.

Response. The Registrant confirms that the requested change has been made.

11.	Comment. In the section titled “Financial Statements,” please add a hyperlink to the Predecessor Fund’s Form N-CSR filing.

Response. The Registrant confirms that the requested change has been made.

Comments on the Fund’s SAI

1.	Comment. On the cover page, please add a hyperlink to the Predecessor Fund’s Form N-CSR filing.

Response. The Registrant confirms that the requested change has been made.

2.	Comment. Please add a fundamental policy regarding underwriting.

Response. The Registrant submits that the Fund’s SAI discloses that the Fund may underwrite securities to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”). The “Notes Regarding Fundamental Investment Restrictions” section of the SAI further discloses that the 1940 Act prohibits a diversified mutual fund from underwriting securities in excess of 25% of its total assets. Accordingly, the Registrant believes that its current disclosure complies with Section 8 of the 1940 Act and Item 16(c)(iii) of Form N-1A and respectfully declines to make the requested change.

3.	Comment. In the section titled “Financial Statements,” please add a hyperlink to the Predecessor Fund’s Form N-CSR filing.

Response. The Registrant confirms that the requested change has been made.

Comments on the Fund’s Signature Page

1.	Comment. On the signature page, please identify the Chief Accounting Officer of the Fund.

Response. The Registrant confirms that the requested change has been made.

* * * * *

Please feel free to contact me at (617) 235-4144 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Very truly yours,

/s/ Andrew Wilkins
Andrew Wilkins

cc:	Jim Gillespie, President of the Trust
Todd M. Miller, Treasurer and Secretary of the Trust
Michelle A. Whalen, Vice President of the Trust
Thomas R. Hiller, Ropes & Gray LLP

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